Exhibit 99.1

Country Style Cooking Restaurant Chain Reports Fourth Quarter and Fiscal Year 2013 Financial Results

4Q13 Revenues up 13.5% YoY to RMB336.4 Million

4Q13 Income from Operations up to RMB1.7 Million

4Q13 Adjusted Net Income was RMB7.1 Million

4Q13 Adjusted EBITDA up 8.4% YoY to RMB25.7 Million

Chongqing, China, February 27, 2014 — Country Style Cooking Restaurant Chain Co., Ltd. (NYSE: CCSC) (“Country Style Cooking” “CSC” or the “Company”), a fast-growing quick service restaurant chain in China, today announced its unaudited financial results for the fourth quarter and fiscal year 2013.

Fourth Quarter 2013 Financial Highlights

•	Revenues in the fourth quarter of 2013 were RMB336.4 million ($55.6 million), an increase of 13.5% from RMB296.5 million in the same quarter of 2012.
•	Comparable restaurant sales increased by 4.6% from the same quarter of 2012. There were 209 restaurants in the comparison.
•	Restaurant level operating margin was 14.6%, a slight decrease of 30 basis points from 14.9% in the same quarter of 2012.
•	Income from operations increased to RMB1.7 million ($0.3 million) from a loss of RMB1.9 million in the same quarter of 2012.
•	Adjusted EBITDA[1] was RMB25.7 million ($4.2 million) in the fourth quarter of 2013, an increase of 8.4% from RMB23.7 million in the same quarter of 2012.
•	Net income for the fourth quarter of 2013 was RMB3.0 million ($0.5 million), as compared to RMB6.6 million in the same quarter of 2012. Adjusted net income (non-GAAP)[1] was RMB7.1 million ($1.2 million), as compared to RMB9.9 million in the same quarter of 2012.
•	Diluted net income per American depositary share (“ADS”) was RMB0.11 ($0.02). Adjusted diluted net income per ADS (non-GAAP)[1] was RMB0.26 ($0.04). Each ADS represents four ordinary shares of the Company.
•	Total number of restaurants increased by a net total of 17 in the fourth quarter of 2013 to 293 restaurants, of which 244 are “Country Style Cooking” and 49 are “Mr. Rice” branded restaurants respectively, covering 28 cities.

Fiscal Year 2013 Financial Highlights

•	Revenues in 2013 were RMB1.36 billion ($224.7 million), an increase of 14.4% from RMB1.19 billion in 2012.
•	Comparable restaurant sales increased by 2.5% from 2012. There were 166 restaurants in the comparison.
•	Restaurant level operating margin was 15.1%, a decrease of 50 basis points from 2012.
•	Income from operations increased by 23.6% to RMB33.8 million ($5.6 million) from RMB27.4 million in 2012.
•	Adjusted EBITDA was RMB128.3 million ($21.2 million) in 2013, compared to RMB116.7 million in 2012.
•	Net income in 2013 was RMB39.6 million ($6.5 million), compared to RMB75.6 million in 2012. Adjusted net income (non-GAAP), which excludes share-based compensation expenses and one-time tax levy/(benefit), was RMB55.4 million ($9.2 million), compared to RMB65.6 million in 2012.
•	Basic and diluted net income per ADS was RMB1.51 ($0.25) and RMB1.49 ($0.25), respectively. Adjusted diluted net income per ADS (non-GAAP), which excludes share-based compensation expenses and one-time tax levy/(benefit), was RMB2.09 ($0.35).

Ms. Hong Li, Chairman and Chief Executive Officer of Country Style Cooking, commented, “We are pleased to complete a year of steady, balanced improvement to our financial results with year-over-year mid-teen percent revenue increase, positive same store sales growth, return to operating profitability and on-track restaurant expansion for our two brands. At the end of 2013, we had a total of 293 restaurants, including 244 ‘Country Style Cooking’ and 49 ‘Mr. Rice’ branded restaurants. The fourth quarter results were in line with our guidance and our operating efficiency showed gradual improvement from the same period in 2012.”

[1] This release contains certain non-GAAP financial measures to provide supplemental information regarding the Company’s operating performance. For more information on these non-GAAP financial measures, please see the section captioned "Non-GAAP Disclosure" and the table captioned "Supplementary Metrics—Reconciliations of GAAP to non-GAAP Financial Measures” set forth at the end of this release.

Ms. Li continued, “Looking to 2014, we again plan to open around 60 new restaurants; however, we expect to accelerate the overall restaurant opening process based on our extensive experience and regional knowledge. We continue to evaluate new geographic markets, further broaden our food offering and adopt innovative marketing strategies to boost brand recognition, foot traffic and customer satisfaction levels. We believe such efforts can drive our top-line growth and profitability in the long term.”

Mr. Adam Zhao, Chief Financial Officer of Country Style Cooking, added, “We continue to make progress with our operations as we evaluate the performance of our existing restaurants and new opening procedures. We remain focused on implementing effective cost control measures, particularly for food, labor and marketing costs. Overall, we are well positioned to increase customer traffic and achieve balanced growth as we progress through 2014.”

Fourth Quarter 2013 Financial Performances

Revenues in the fourth quarter of 2013 increased by 13.5% to RMB336.4 million ($55.6 million) from RMB296.5 million in the same quarter of 2012. Revenue growth was primarily supported by the Company’s expanding restaurant network as well as comparable restaurant sales growth compared with the same period last year. During the fourth quarter of 2013, Country Style Cooking added a net total of 17 restaurants, bringing the total restaurant count to 293, of which 244 are “Country Style Cooking” and 49 are “Mr. Rice” branded restaurants respectively. Comparable restaurant sales increased by 4.6% compared with the same quarter of 2012. There were 209 restaurants in the comparison.

Costs of food and paper increased by 13.0% to RMB153.0 million ($25.3 million) in the fourth quarter of 2013 from RMB135.4 million in the same quarter of 2012, primarily due to the expansion of the Company’s restaurant network. As a percentage of revenues, cost of food and paper was 45.5% in the fourth quarter of 2013, compared to 45.7% in the same quarter of 2012.

Restaurant wages and related expenses increased by 24.0% to RMB68.7 million ($11.3 million) in the fourth quarter of 2013 from RMB55.4 million in the same quarter of 2012. The increase was primarily due to increased total employee wages associated with inflation and an increased workforce. Share-based compensation expenses included in restaurant wages and related expenses increased to RMB1.6 million ($0.3 million) in the fourth quarter of 2013 from $1.0 million in the fourth quarter of 2012. As a percentage of revenues, restaurant wages and related expenses increased to 20.4% in the fourth quarter of 2013 compared to 18.7% in the same quarter of 2012.

Restaurant rent expenses increased by 6.7% to RMB33.7 million ($5.6 million) in the fourth quarter of 2013 from RMB31.6 million in the same quarter of 2012. The increase was primarily due to the expansion of the Company’s restaurant network. As a percentage of revenues, restaurant rental expenses dropped slightly to 10.0% in the fourth quarter of 2013 from 10.7% in the fourth quarter of 2012.

Restaurant utility expenses increased by 14.1% to RMB19.3 million ($3.2 million) in the fourth quarter of 2013 from RMB16.9 million in the same quarter of 2012. As a percentage of revenues, restaurant utility expenses stood at 5.7%.

Other restaurant operating expenses remained stable at RMB12.8 million ($2.1 million) in the fourth quarter of 2013 from the same quarter of 2012. As a percentage of revenues, other restaurant operating expenses were 3.8% in the fourth quarter of 2013, compared to 4.3% in the fourth quarter of 2012.

Restaurant-level operating margin was 14.6% in the fourth quarter of 2013, a slight decrease of 30 basis points over the same quarter of 2012. The decrease in restaurant-level operating margin was primarily due to increased wages and related expenses.

Selling, general and administrative (SG&A) expenses increased by 17.3% to RMB23.6 million ($3.9 million) in the fourth quarter of 2013 from RMB20.1 million in the same quarter of 2012, mainly due to an increase in general and administrative staff cost and miscellaneous expenses. Share-based compensation expenses included in SG&A was RMB2.4 million ($0.4 million) in the fourth quarter of 2013, compared to RMB2.3 million in the fourth quarter of 2012. As a percentage of revenues, SG&A expenses were 7.0% in the fourth quarter of 2013, compared to 6.8% in the fourth quarter of 2012.

Pre-opening expense for the fourth quarter of 2013 was RMB3.8 million ($0.6 million), as compared to RMB4.0 million in the same quarter of 2012. As a percentage of revenues, pre-opening expense decreased to 1.1% in the fourth quarter of 2013 from 1.3% in the same quarter of 2012.

Depreciation expense for the fourth quarter of 2013 was RMB18.4 million ($3.0 million), representing an increase of 14.7% as compared to RMB16.0 million in the same quarter of 2012, primarily because of the increase in total fixed assets as a result of restaurant network expansion. As a percentage of revenues, depreciation expense was 5.5% in the fourth quarter of 2013, compared to 5.4% in the same quarter of 2012.

Property and equipment impairment charges were RMB1.5 million ($0.2 million) in the fourth quarter of 2013, as compared to RMB5.8 million in the same quarter of 2012.

Income from operations for the fourth quarter of 2013 was RMB1.7 million ($0.3 million) as compared with a loss of RMB1.9 million in the same quarter of 2012.

Interest income for the fourth quarter of 2013 was RMB5.9 million ($1.0 million), representing a decrease of 8.9% as compared to RMB6.5 million in the same quarter of 2012.

Foreign currency exchange loss for the fourth quarter of 2013 was RMB0.7 million ($0.1 million), as compared to a loss of RMB1.0 million in the same quarter of 2012.

Other income for the fourth quarter of 2013 was RMB1.1 million ($0.2 million), as compared to RMB7.2 million in the same quarter of 2012, which mainly represents government subsidies received.

Income tax expense in the fourth quarter of 2013 was RMB4.9 million ($0.8 million), compared to RMB4.1 million in the same quarter of 2012.

Net income was RMB3.0 million ($0.5 million), as compared to RMB6.6 million in the fourth quarter of 2012. Adjusted net income (non-GAAP), which excludes share-based compensation expenses, was RMB7.1 million ($1.2 million) in the fourth quarter of 2013, compared to RMB9.9 million in the fourth quarter of 2012.

Diluted net income per ADS in the fourth quarter of 2013 was RMB0.11 ($0.02), compared to RMB0.25 in the fourth quarter of 2012. Adjusted diluted net income per ADS (non-GAAP), which excludes share-based compensation expenses, was RMB0.26 ($0.04) in the fourth quarter of 2013, compared to RMB0.38 in the fourth quarter of 2012. The Company had approximately 26.9 million diluted weighted average ADSs outstanding during the quarter ended December 31, 2013.

EBITDA (non-GAAP), defined as net income before interest, income tax expense/(benefit), depreciation and amortization, was RMB20.4 million ($3.4 million) in the fourth quarter of 2013, compared to RMB20.3 million from the same quarter of 2012. Adjusted EBITDA (non-GAAP), defined as EBITDA excluding foreign exchange loss, other income/(loss), property and equipment impairment charges and share-based compensation expenses, was RMB25.7 million ($4.2 million) in the fourth quarter of 2013, representing an increase of 8.4% from RMB23.7 million in the same quarter of 2012.

As of December 31, 2013, the Company had cash, cash equivalents and short-term investments of RMB581.9 million ($96.1 million), compared to RMB550.1 million as of December 31, 2012.

Net cash provided by operating activities was RMB141.4 million ($23.4 million) for the year ended December 31, 2013, down from RMB173.7 million in 2012.

Outlook

For the full year of 2014, the Company plans to open approximately 60 new restaurants. For the first quarter of 2014, the Company expects its revenues to be between RMB333 million ($55 million) to RMB343 million ($56.7 million), representing year-over-year growth of between approximately 8.4 % and 11.6%.

These forecasts reflect the Company’s current and preliminary view, which are subject to change.

Definitions

The following definitions apply to these terms used throughout this release:

Comparable restaurants are defined as restaurants that were open throughout the periods under comparison. A restaurant is included in the comparison once it has been in operation for 12 full months before the start of the quarter. Comparable restaurants exclude (i) restaurants whose operational area has increased or decreased by more than 5% during the periods under comparison and (ii) restaurants that were closed for more than 5% of total days in any period under comparison.

Restaurant level operating margin represents total revenue less restaurant operating costs (including food and paper, restaurant wages and related expenses, restaurant rent expenses, restaurant utilities expenses and other restaurant operating expenses), expressed as a percentage of total revenues.

Basic net income per ADS are computed by dividing the net income by the weighted average number of ADS outstanding during the year. Diluted net income per ADS is computed using the more dilutive of the two-class method or the if-converted method.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars in this announcement were made at the noon buying rate of RMB6.0537 to US$1.00 on December 31, 2013 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

Conference Call

The Company will host a conference call at 7:30 pm, Eastern Time on February 27, 2014, which is 8:30 am, Beijing Time on February 28, 2014, to discuss fourth quarter and fiscal year 2013 results and answer questions from investors. Listeners may access the call by dialing:

US: 1-866-652-5200

International: 1-412-317-6060

Hong Kong: 800-905945

China: 4001-201203

Passcode: Country Style Cooking Restaurant Chain

A telephone replay of the call will be available after the conclusion of the conference all through 9:00 am, Eastern Time on March 7, 2014. The dial-in details are:

US: 1-877-344-7529

International: 1-412-317-0088

Passcode: 10041493

A live and archived webcast of the conference call will be available at http://ir.csc100.com

About Country Style Cooking Restaurant Chain Co., Ltd.

Country Style Cooking Restaurant Chain Co., Ltd. (NYSE: CCSC) (“Country Style Cooking”) is a fast-growing quick service restaurant chain in China, offering delicious, everyday Chinese food to customers who desire fast and affordable quality meals. Country Style Cooking directly operates all of its restaurants and is the largest quick service restaurant chain in Chongqing municipality, home to Sichuan cuisine, one of the best-known Chinese regional cuisines. Additional information about Country Style Cooking can be found at http://ir.csc100.com.

Contact:

Country Style Cooking Restaurant Chain Co., Ltd.

Adam Zhao

Chief Financial Officer

Phone: +86-23-8866-8866

Email: ir@csc100.com

ICR Inc.

Bill Zima

Phone: +86-10-6583-7511 or +1-646-328-2520

E-mail: bill.zima@icrinc.com

Non-GAAP Disclosure

To supplement the unaudited consolidated financial information presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company uses the following measures defined as non-GAAP measures under Regulation G and Item 10(e) of Regulation S-K of SEC: adjusted net income, adjusted diluted earnings per ADS, EBITDA and adjusted EBITDA. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. We define adjusted net income as net income excluding share-based compensation expenses. We define adjusted diluted earnings per ADS as diluted earnings per ADS excluding share-based compensation expenses. We define EBITDA as earnings before interest, income tax expense, depreciation and amortization. We define adjusted EBITDA as EBITDA excluding foreign exchange gain or loss, other income or expense, property and equipment impairment charges, goodwill impairment and share-based compensation expenses. For more information on these non-GAAP financial measures, please see the tables captioned “Supplementary Metrics—Reconciliations of GAAP to non-GAAP Financial Measures” set forth at the end of this release.

The Company believes that in conjunction with GAAP financial measures, these non-GAAP financial measures provide meaningful supplemental information regarding its operating performance and liquidity. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance and liquidity. Management uses both GAAP and non-GAAP information in evaluating and operating the business internally and therefore deems it important to provide all of these information to investors. Management also believes that these non-GAAP financial measures facilitate comparisons to the Company’s historical performance.

One of the limitations of using adjusted net income, adjusted diluted earnings per ADS, EBITDA and adjusted EBITDA is that they do not include all items that impact the Company’s net income for the relevant periods. They exclude certain items including share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in our business. In addition, the Company's EBITDA and adjusted EBITDA may not be comparable to EBITDA, adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA and adjusted EBITDA in the same manner as the Company does. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the fourth quarter 2013 and the full year 2013, quotations from management in this announcement, as well as Country Style Cooking’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: uncertainties regarding our ability to open and profitably operate new restaurants and manage our growth effectively and efficiently; risks associated with changing consumer taste and discretionary spending; uncertainties regarding our ability to maintain and enhance the attractiveness of our restaurants and our brand and image; risks related to instances of food-borne illnesses, health epidemics and other outbreaks; uncertainties regarding our ability to respond to competitive pressures; and uncertainties associated with factors typically affecting the consumer food services industry in general. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and Country Style Cooking undertakes no duty to update such information, except as required under applicable law.

Condensed Consolidated Balance Sheets

(Amounts in thousands, except shares data)

(Unaudited)

	As of December 31	As of December 31
	2012	2013
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	229,367	372,493	61,531
Short-term investments	320,727	209,381	34,587
Due from related parties	-	58	10
Inventories	42,159	52,579	8,685
Prepaid rent	13,063	14,336	2,368
Prepaid expenses and other current assets	21,837	22,714	3,753
Deferred tax assets-current	771	1,879	310
Total current assets	627,924	673,440	111,244
Property and equipment, net	368,239	398,555	65,837
Goodwill	5,563	5,563	919
Deferred tax assets - non current	6,025	7,592	1,254
Deposits for leases – non current	17,968	21,286	3,516
Total assets	1,025,719	1,106,436	182,770

Current liabilities:
Accounts payable	49,139	54,176	8,949
Deferred revenue	3,544	6,410	1,059
Due to related parties	25	-	-
Accrued payroll	23,734	27,631	4,564
Income taxes payable	7,437	7,911	1,307
Other current liabilities	46,627	51,240	8,464
Total current liabilities	130,506	147,368	24,343
Deferred rent - non current	21,631	23,897	3,948
Prepaid subscription – non current	158	12	2
Advanced receipts from depositary bank	3,296	2,702	446
Total liabilities	155,591	173,979	28,739

Equity:
Ordinary shares ($0.001 par value, 1,000,000,000 shares authorized, 104,404,831 and 106,296,674 shares issued and outstanding as of December 31, 2012 and December 31, 2013, respectively)	745	756	125
Additional paid-in capital	719,641	743,219	122,771
Retained earnings	158,068	197,618	32,644
Accumulated other comprehensive loss	(8,326)	(9,136)	(1,509)
Total equity	870,128	932,457	154,031

Total liabilities and equity	1,025,719	1,106,436	182,770

Condensed Consolidated Statements of Income

(Amounts in thousands, except percentages, shares, per share and per ADS data)

(Unaudited)

	For the three months ended December 31
	2012		2013
	RMB	%	RMB	%	US$

Revenue - restaurant sales	296,500	100.0	336,407	100.0	55,570
Costs and expenses:
Restaurant expenses:
Food and paper expense	135,357	45.7	152,950	45.5	25,266
Restaurant wages and related expenses[2]	55,395	18.7	68,682	20.4	11,345
Restaurant rent expense	31,604	10.7	33,721	10.0	5,570
Restaurant utilities expense	16,877	5.7	19,261	5.7	3,182
Other restaurant operating expenses	12,812	4.3	12,811	3.8	2,116
Selling, general and administrative expenses[1]	20,094	6.8	23,572	7.0	3,894
Pre-opening expense	3,986	1.3	3,810	1.1	629
Depreciation	16,030	5.4	18,388	5.5	3,037
Property and equipment impairment charges	5,831	2.0	1,472	0.4	243
Goodwill impairment	456	0.2	-	-	-
Total operating expenses	298,442	100.8	334,667	99.4	55,282

Income/(loss) from operations	(1,942)	(0.8)	1,740	0.6	288

Interest income	6,492	2.2	5,915	1.8	977
Foreign exchange loss	(988)	(0.3)	(777)	(0.2)	(128)
Other income	7,220	2.4	1,059	0.3	174
Income before income taxes	10,782	3.5	7,937	9.3	1,311

Income tax expense	4,140	1.4	4,926	1.5	814
Net income	6,642	2.1	3,011	7.8	497

Basic net income per share	0.06		0.03		0.005
Diluted net income per share	0.06		0.03		0.005
Basic net income per ADS	0.25		0.11		0.02
Diluted net income per ADS	0.25		0.11		0.02
Basic weighted average ordinary shares outstanding	104,333,732		106,020,269		106,020,269
Diluted weighted average ordinary shares outstanding	105,210,029		107,434,022		107,434,022

[2] Includes share-based compensation expenses of RMB3.3 million and RMB4.1 million ($0.7 million) for the three months ended December 31, 2012 and 2013, respectively.

Consolidated Statements of Comprehensive Income

(Amounts in thousands)

(Unaudited)

	For the three months ended December 31,
	2012	2013
	RMB	RMB	US$

Net income	6,642	3,011	497
Other comprehensive loss, net of tax:
Foreign currency translation adjustments	(282)	(266)	(44)
Comprehensive income	6,360	2,745	453

Condensed Consolidated Cash Flow Statements

(Amounts in thousands)

(Unaudited)

	Year ended December 31
	2012	2013
	RMB	RMB	US$
Operating activities:
Net income	75,636	39,550	6,533
Adjustments to reconcile net income to net cash provided by operating activities:
Loss on disposals of property and equipment	4,374	6,298	1,040
Property and equipment impairment charges	13,820	8,594	1,420
Goodwill impairment	456	-	-
Depreciation	61,458	72,539	11,983
Deferred income tax	1,300	(2,675)	(442)
Share based compensation	15,700	15,894	2,626
Changes in operating assets and liabilities:			-
Due from related parties	100	(58)	(10)
Inventories	6,283	(10,420)	(1,721)
Prepaid rent	(2,389)	(1,273)	(210)
Prepaid expenses and other current assets	(6,759)	(878)	(145)
Deposits for leases	(1,273)	(3,317)	(548)
Accounts payable	5,437	5,037	832
Deferred revenue	(759)	2,866	473
Due to related parties	25	(25)	(4)
Accrued payroll	970	3,897	644
Income taxes payable	(10,117)	474	78
Deferred rent	6,703	2,447	404
Other liabilities	2,765	2,472	408
Net cash provided by operating activities	173,730	141,422	23,361
Investing activities:
Purchase of property and equipment	(142,355)	(116,731)	(19,283)
Proceeds from disposals of property and equipment	542	440	73
Purchase of short-term investment	(320,727)	(750,262)	(123,934)
Withdrawal of short-term investment	190,000	861,607	142,327
Net cash used in investing activities	(272,540)	(4,946)	(817)
Financing activity:
Proceeds from exercise of employee stock options	693	7,467	1,233
Net cash provided by financing activity:	693	7,467	1,233
Effect of exchange rate	(62)	(817)	(135)
Net (decrease)/increase in cash and cash equivalents	(98,179)	143,126	23,643
Cash and cash equivalents, beginning of year	327,546	229,367	37,889
Cash and cash equivalents, end of year	229,367	372,493	61,531

 Supplementary Metrics – Reconciliations of GAAP to non-GAAP Financial Measures

(Amounts in thousands, except ADSs and per ADS data)

	Three months ended December 31
	2012	2013
	RMB	RMB	US$

Net income	6,642	3,011	497
Share-based compensation expenses:
Restaurant wages and related expenses	958	1,637	270
Selling, general and administrative expenses	2,337	2,433	402
Adjusted net income (non-GAAP)	9,937	7,081	1,169

Diluted net income per ADS	0.25	0.11	0.02
Adjusted diluted net income per ADS (non-GAAP)	0.38	0.26	0.04
Diluted weighted average ADSs outstanding	26,302,507	26,858,506	26,858,506

	Three months ended December 31
	2012	2013
	RMB	RMB	US$

Net income	6,642	3,011	497
Income tax expense	4,140	4,926	814
Interest income	(6,492)	(5,915)	(977)
Depreciation and amortization	16,030	18,388	3,037
EBITDA (non-GAAP)	20,320	20,410	3,371

EBITDA (non-GAAP)	20,320	20,410	3,371
Foreign exchange loss	988	777	128
Other income	(7,220)	(1,059)	(175)
Property and equipment impairment charges	5,831	1,472	243
Goodwill impairment	456	-	-
Share-based compensation expenses
Restaurant wages and related expenses	958	1,637	270
Selling, general and administrative expenses	2,337	2,433	402
Adjusted EBITDA (non-GAAP)	23,670	25,670	4,239